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                                                            Exhibit 99(a)(1)(xi)


April 1, 2003


Special Committee of the
     Board of Directors of
     The Judge Group, Inc.


Gentlemen:

                  This letter is in furtherance of my letter to you of March 21, 2003 and in response to a public announcement put out today by RCM Technologies, Inc. ("RCM") in which RCM stated it had expressed to the Special Committee that it had an interest in acquiring 100% of the outstanding stock of the Company, at an unnamed price. On behalf of myself, Michael Dunn and all of the other members of senior management of the Company who comprise the Buyers (as defined in my letter of March 21, 2003) who beneficially own approximately 60% of the Company, this will confirm that we have no present interest or intention to sell our respective ownership interests in the Company.

                  For the reasons set forth in my letter of March 21, 2003, we believe it is in the best long-term interest of the Company and its shareholders, employees, suppliers, customers and creditors, as well as the several communities in which our various offices are located, that the Company remain an independent company, owned and operated by current management and employees. Further, we reiterate our belief and position that it is in the best long-term interest of the Company and its shareholders, employees, suppliers, customers and creditors that the Company no longer be subject to the reporting obligations of a publicly-held company.





                                Very truly yours,



                                Martin E. Judge, Jr.



cc:      Justin P. Klien, Esq.